Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540-6241
Tel. 609.919.6600
Fax: 609.919.6701
www.morganlewis.com

Andrew P. Gilbert
Partner
609.919.6603
agilbert@morganlewis.com
eFax: 877.432.9652

October 24, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Maryse Mills-Apenteng

Re    Voxware, Inc.
                 Preliminary Schedule 14A
                 Filed on October 14, 2005
                 File No. 0-21403

Dear Ms. Mills-Apenteng:

On behalf of Voxware, Inc. (the “Company”), this letter is being submitted in response to the comments relating to the foregoing Preliminary Proxy Statement on Schedule 14A given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Thomas J. Drury, Jr., Chief Executive Officer of the Company, dated October 20, 2005 with respect to the above-referenced filing. The Company has filed a revised Preliminary Proxy Statement on Schedule 14A concurrently herewith.

For your convenience, we have set forth each comment and have included each response below the relevant comment.

Proposal 2: Authorization to Effect Reverse Split, page 25

1.    It appears that the company is seeking shareholder approval of three separate transactions: (a) the reverse stock split; (b) the decrease in the number of shares of authorized common stock; and (c) the authorization of 2 million shares of undesignated preferred stock. Bundling the shareholder approval of these amendments to your certificate of incorporation appears to be inconsistent with Rule 14a-4(a) and 14a-4(b)(1), which require that a proxy provide an opportunity to approve each separate matter intended to be acted upon. Please refer to Rule 14a-4 and Section II.H of SEC Release 34-31326. These transactions should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card. Please be advised that if the effectiveness of any proposal is conditioned on the adoption of one or more other proposals, appropriate disclosure will be

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Securities and Exchange Commission
October 24, 2005

required to advise shareholders that a vote against one proposal may have the effect of a vote against the group of mutually-conditioned proposals.

The Company acknowledges the Staff’s comments and in its revised Preliminary Proxy Statement on Schedule 14A has separated these proposals and described each substantially in the form as follows:

Proposal 2 - “To authorize our Board of Directors, in its discretion, to amend our Amended and Restated Certificate of Incorporation, as amended, to effect a reverse split of our outstanding Common Stock at an exchange ratio of 1-for-150;”

Proposal 3 - “To authorize our Board of Directors, in its discretion, to amend our Amended and Restated Certificate of Incorporation, as amended, to reduce the total number of authorized shares of Common Stock from 1,500,000,000 to 12,000,000;” and

Proposal 4 - “To authorize our Board of Directors, in its discretion, to amend our Amended and Restated Certificate of Incorporation, as amended, to authorize a total of 2,000,000 shares of undesignated preferred stock.”

2.    Regarding the proposal to modify the capital stock, while you state that your proposal is to decrease the number of shares of authorized common stock, it is unclear whether you are proposing increase or decrease the number of authorized shares of preferred stock. To clarify, please disclose, in a table or similar format, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unissued or unreserved both before and after the adoption of the reverse stock split and change in authorized capital.

The Company acknowledges the Staff’s comment and will include in its revised Preliminary Proxy Statement on Schedule 14A the following table:

“As a summary and for illustrative purposes only, the following table shows the approximate effect on our Common Stock of the proposed reverse stock split (and followed by the proposed reduction in our authorized shares), based on the 938,655,097 shares of common stock issued and outstanding as of the close of business on October 17, 2005:

	Prior to Reverse Stock Split	After Reverse Stock Split and Reduction of Authorized Shares

Authorized Shares of Common Stock	1,500,000,000	12,000,000
Issued and Outstanding Shares of Common Stock	938,655,097	6,257,700
Shares of Common Stock Available for Future Issuance	561,344,903	5,742,300"

Securities and Exchange Commission
October 24, 2005

The Company has also added disclosure in its revised Preliminary Proxy Statement on Schedule 14A that currently there are 48,050,511 authorized shares of undesignated preferred stock and that upon approval of Proposal 4, there will be 2,000,000 authorized shares of undesignated preferred stock.

3.     If you currently have plans, proposals or arrangements to effect acquisitions, equity financings, stock dividends or stock splits or other transactions that would involve the issuance of your common stock and preferred stock, please discuss these and their material terms. If you currently have no such plan, please so state.

The Company currently has no plans, proposals or arrangement to effect acquisitions, equity financings, stock dividends or stock splits or other transaction that would involve the issuance of the Company’s common and preferred stock.

4.     In discussing the benefits of the proposed reverse stock split, you state that “the increase in the trading price of our Common Stock will help facilitate the possible listing” of the company on the Nasdaq Capital Market. If you retain your references to potential listing on the Nasdaq market, please provide a balanced discussion by identifying the criteria that the company presently does not satisfy. What criteria must be satisfied or what changes must be made to satisfy each of the listing standards that you do not meet currently?

The Company acknowledges the Staff’s comment and as the Company has made no decisions with regard to listing on the Nasdaq Capital Market, the Company has removed such references in its revised Preliminary Proxy Statement on Schedule 14A.

5.     We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

The Company acknowledges the Staff’s comments and will consult Rule 10b-17 in connection with its implementation of the proposed reverse stock split.

The Company further acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its Preliminary Proxy Statement on Schedule 14A;

▪	changes in the Company’s disclosure in the Preliminary Proxy Statement on Schedule 14A in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Preliminary Proxy Statement on Schedule 14A; and

Securities and Exchange Commission
October 24, 2005

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 609-919-6603 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Andrew P. Gilbert

Andrew P. Gilbert

cc:    Thomas J. Drury, Jr.